January 5, 2011

VIA EDGAR AND FEDERAL EXPRESS

Jay Mumford
Senior Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Re:     Maxim Integrated Products, Inc.
Form 10-K for Fiscal Year ended June 26, 2010
Filed August 19, 2010
File No. 001-34192

Dear Mr. Mumford:

This letter responds to the comment raised in the follow-up letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 28, 2010 (the “Comment Letter”), regarding the Staff's review of the above-referenced Annual Report on Form 10-K of Maxim Integrated Products, Inc. (“we” or the “Company”). We have repeated the Staff's comment below in italics and following the comment is our response thereto.

Signatures

1.    We note your response to prior comment 1 and your amended form 10-K filed November 30, 2010. Please confirm that your future applicable filings will have your principal financial officer and your principal accounting officer or controller sign the form below the text on page 87 of your Form 10-K filed August 19, 2010.
Response: The Company confirms that our future applicable filings will have our principal financial officer and our principal accounting officer or controller sign the form below the text on page 87 of our Form 10-K filed August 19, 2010.

* * * *

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Please contact me at (408) 737-7600 with any follow up questions you may have.

Sincerely,

MAXIM INTEGRATED PRODUCTS, INC.

/s/ Mark J. Casper
By:    Mark J. Casper
Associate General Counsel

cc:    Dave Caron
Principal Accounting Officer
Maxim Integrated Products, Inc.

Bruce Kiddoo
Chief Financial Officer
Maxim Integrated Products, Inc.

Edwin B. Medlin, Esq.
Vice President and General Counsel
Maxim Integrated Products, Inc.

Craig Adas, Esq.
Weil, Gotshal & Manges LLP